Exhibit 99.1

News Release

For Immediate Release

West Fraser Announces Indefinite Curtailment of Lake Butler Sawmill

VANCOUVER, B.C., September 19, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will indefinitely curtail its sawmill in Lake Butler, Florida by the end of this month. Today’s decision is the result of high fiber costs and soft lumber markets.

The indefinite curtailment of Lake Butler Sawmill will impact approximately 130 employees and reduce West Fraser’s U.S. lumber capacity by approximately 110 million board feet. West Fraser expects to mitigate the impact on affected employees by providing work opportunities at other company operations.

High fiber costs at Lake Butler and the current low-price commodity environment have impaired the ability to profitably operate the mill. The indefinite curtailment of Lake Butler sawmill better aligns our U.S. lumber capacity with demand.

West Fraser anticipates taking an impairment charge in the third quarter of 2024 associated with the announcement.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit: www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the Company’s indefinite curtailment of the Lake Butler sawmill and anticipated timing thereof, expected reduction of lumber capacity, anticipated impairment charge in the third quarter of 2024 as well as related workforce impact and our ability to mitigate the impact on affected employees and better align production capacity with demand. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions, including our assessment of higher fiber supply costs, the low-price commodity environment and our ability to operate the Lake Butler sawmills profitably and are subject to inherent risks and uncertainties. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2023, each dated February 14, 2024, as updated in our management’s discussion and analysis for the three and six months ended June 28, 2024, dated July 24, 2024, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com